

Mail Stop 3561

September 30, 2016

Ted T. Timmermans
Vice President, Controller and Chief Accounting Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

> **Re: The Williams Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K, Filed August 1, 2016**
> **File No. 001-04174**
> **Williams Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K, Filed August 1, 2016**
> **File No. 001-34831**

Dear Mr. Timmermans:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

The Williams Companies, Inc.

Form 10-K For Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Outlook, page 52

1. We note your disclosure on page 53 that the credit profiles of certain of your producer customers are increasingly challenged by the current market conditions. Please tell us how you monitor the credit quality of your producer customers and how you considered whether the collectability of your accounts receivable has been impacted by the decline in commodity prices. Please also consider disclosing more specific information regarding the credit profile of your customers, such as what percent of your customers have below investment grade credit ratings.

2. We note that you have long-term gathering and processing contracts with minimum volume commitments. Please tell us whether you have renegotiated the fees or minimum volume commitments on any contracts prior to their expiration or whether you are currently in the process of renegotiating any such contracts prior to their expiration. If so, please tell us in detail how you considered this factor in explaining trends and uncertainties in your results of operations. Please also tell us, and consider disclosing in future filings, the volume amount of gathering and processing contracts that expire within 1 year and your expectations regarding your ability to renew these contracts and the trend of gathering and processing fees.

Critical Accounting Estimates

Property, plant, and equipment and other identifiable intangible assets, page 60

3. We note that you have significant natural gas gathering assets in Texas and surrounding states. We also note that several oil and gas producers with operations in Texas and elsewhere have recently declared bankruptcy or are experiencing significant financial difficulties. Please tell us in detail how you determined whether there was any impairment of your operations' long-lived assets or intangible assets related to any financial difficulties of your oil and gas producer customers.

Form 8-K Filed August 1, 2016

4. We note that you include the non-GAAP measure "Adjusted EBITDA" in your earnings press release; however, we do not see a reconciliation that includes the nature of the adjustments you reflect in Reconciliation of Non-GAAP "Modified EBITDA" to Non-GAAP "Adjusted EBITDA." In that reconciliation, you present only a total for all

adjustments made by segment and a total of all adjustments, but do not provide the details or nature of the individual adjustments included in those totals. In future filings, please revise to disclose the individual adjustments and the nature of these excluded costs. Please refer to the updated guidance in the May 17, 2016 C&DIs on Non-GAAP Financial Measures and ensure that you consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

Williams Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2015

5. Please apply the comments on The Williams Companies, Inc. Form 10-K for the year ended December 31, 2015 to the Williams Partners, L.P.'s Form 10-K to the extent applicable.

Form 8-K Filed August 1, 2016

6. We note your disclosure in your "Reconciliation of Non-GAAP Measures" on page 8 and your exclusion of "Merger and transition related expenses," "Constitution Pipeline project development costs" and "Expenses associated with strategic alternatives," which it appears may include normal, recurring, cash operating expenses, and if so, may be inconsistent with Question 100.01 of the May 17, 2016 updated C&DIs on Non-GAAP Financial Measures. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Lisa Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products